Exhibit 99.1
Ninetowns Announces Board Change
Wednesday September 17, 5:30 am ET
BEIJING, Sept. 17 /Xinhua-PRNewswire/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; ’’Ninetowns’’ or the ''Company’’), one of China’s leading providers of online solutions for international trade, announced today the resignation of Mr. Xiaomin Sun from the Company’s board of directors effective September 12, 2008, due to personal reasons.
Mr. Sun has served as a director and a member of the Company’s audit committee, compensation committee and nominating committee since July 2004. Six directors remain on the Company’s board of directors, four of which are independent directors.
Commenting on the resignation, Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, ''We appreciate Mr. Sun’s contributions to the Company over the years and wish him the best in his future endeavors.’’
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol ''NINE.’’ More information can be found at http://www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” ''intend,’’ ''estimate,’’ ''anticipate,’’ ''believe,’’ ''project’’ or ''continue’’ or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
For more information, please contact:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel: +86-10-6584-9901
Email: ir@ninetowns.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited